SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

GLOBAL SECURITY AGENCY INC.
(Name of Issuer)

Common Stock, par value $0.00001 per share
(Title of Class of Securities)

08117L106
(CUSIP Number)

Richard Smith
Suite 2902, 1200 Alberni Street
Vancouver, British Columbia, Canada V6E 1A6
(778) 989-1667
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

 October 13, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes).

CUSIP No. 08117L106

(1)	Names of Reporting Persons: Richard Smith
(2)	Check the Appropriate Box if a Member of a Group: (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds: OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Canada
Number of Shares Beneficially Owned by Each Reporting Person with:	(7)	Sole Voting Power: 0
	(8)	Shared Voting Power: 4,500,000
	(9)	Sole Dispositive Power: 0
	(10)	Shared Dispositive Power: 4,500,000
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,500,000
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
(13)	Percent of Class Represented by Amount in Row (11): 6.2%
(14)	Type of Reporting Person: IN

CUSIP No. 08117L106

(1)	Names of Reporting Persons: Wingrave Capital Corp.
(2)	Check the Appropriate Box if a Member of a Group: (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds: OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Canada
Number of Shares Beneficially Owned by Each Reporting Person with:	(7)	Sole Voting Power: 0
	(8)	Shared Voting Power: 4,500,000
	(9)	Sole Dispositive Power: 0
	(10)	Shared Dispositive Power: 4,500,000
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,500,000
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
(13)	Percent of Class Represented by Amount in Row (11): 6.2%
(14)	Type of Reporting Person: CO

CUSIP No. 08117L106

(1)	Names of Reporting Persons: 0872990 BC Ltd.
(2)	Check the Appropriate Box if a Member of a Group: (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds: OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Canada
Number of Shares Beneficially Owned by Each Reporting Person with:	(7)	Sole Voting Power: 0
	(8)	Shared Voting Power: 0
	(9)	Sole Dispositive Power: 0
	(10)	Shared Dispositive Power: 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
(13)	Percent of Class Represented by Amount in Row (11): 0%
(14)	Type of Reporting Person: CO

Item 1.      Security and Issuer

This statement on Schedule 13D/A amends the Schedule 13D/A filed by Richard Smith, Wingrave Capital Corp. and 0872990 B.C. Ltd on August 13, 2010.  This Schedule 13D/A Amendment No. 2 relates to the common stock, par value $0.00001 per share of Global Security Agency Inc., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 12818 Hwy #105 West, Suite 2-G, Conroe, TX 77304.

This statement on Schedule 13D/A Amendment No. 2 is filed on behalf of Richard Smith, Wingrave Capital Corp. (“Wingrave”) and 0872990 BC Ltd. (collectively the “Reporting Persons”).  Mr. Smith is the sole shareholder, director and officer of each of Wingrave and 0872990 BC Ltd. and exercises investment and voting power over all of the shares of the Issuer held by them.

Item 2.      Identity and Background

(a)	Mr. Smith is a resident of the Province of British Columbia, Canada. Each of Wingrave and 0872990 BC Ltd. are organized under the laws of the Province of British Columbia, Canada.

(b)	The address of the Reporting Persons is Suite 2902, 1200 Alberni Street, Vancouver, British Columbia, Canada V6E 1A6.

(c)	The principal occupation of Mr. Smith is a businessman. Wingrave and 0872990 BC Ltd. are holding companies of Mr. Smith.

(d)	During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Smith is a citizen of Canada.

Item 3.      Source and Amount of Funds or Other Consideration

0872990 BC Ltd. sold 100,000 shares of the Issuer’s common stock on August 20, 2010 at a price of $0.25 per share for proceeds of $25,000. On October 13, 2010, 0872990 BC Ltd sold 120,000 shares of the Issuer’s common stock at a price of $0.25 per share and 300,000 shares of the Issuer’s common stock at a price of $0.10 per share for aggregate proceeds of $60,000. On January 3, 2011, 0872990 BC Ltd. sold 5,980,000 shares of the Issuer at a price of $0.10 per share for proceeds of $598,000. All sales were made privately in offshore transactions and in accordance with applicable rules.

Item 4.      Purpose of Transaction

0872990 BC Ltd. sold the Issuer’s common stock for working capital purposes.  None of the Reporting Persons have any plans or proposals which relate to or would result in any of the matters listed in Items 4(a) to 4(j) of Schedule 13D.  The Reporting Persons reserve the right to acquire additional securities of the Issuer, to dispose of such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities.

Item 5.      Interest in Securities of the Issuer

(a)	Mr. Smith and Wingrave beneficially own an aggregate of 4,500,000 shares or approximately 6.2% of the Issuer’s outstanding common stock.

(b)	Wingrave shares the power to vote and to dispose of the shares of the Issuer’s common stock owned by it with Mr. Smith.

(c)	None of the Reporting Persons has effected any other transactions in the Issuer’s common stock within the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6.      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.      Materials to be Filed as Exhibits

1.	Joint Filing Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 26, 2011		/s/ Richard Smith
Richard Smith

Wingrave Capital Corp.

	Per:	/s/ Richard Smith
Richard Smith
President

0872990 BC Ltd.

	Per:	/s/ Richard Smith
Richard Smith
President

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to jointly prepare and file a Schedule 13D (including any future amendments thereto) reporting each of the undersigned’s ownership of securities of Global Security Agency Inc. and further agree to the filing of this Agreement as an Exhibit thereto.  In addition, each party to this Agreement expressly authorizes each other party to file on its behalf any and all amendment to such Schedule 13D.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: January 26, 2011		/s/ Richard Smith
Richard Smith

Wingrave Capital Corp.

Date: January 26, 2011	Per:	/s/ Richard Smith
Richard Smith
President

0872990 BC Ltd.

Date: January 26, 2011	Per:	/s/ Richard Smith
Richard Smith
President